Exhibit 99.1

Foresight: Rail Vision Receives $500,000 Order from a Leading Latin America Mining Company

Delivery of the AI enabled obstacle detection MainLine system expected in Q4 2023

Ness Ziona, Israel – October 18, 2023 – Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that its affiliate, Rail Vision Ltd. (“Rail Vision”), received a $500,000 purchase order for a single MainLine system and related services from a leading Latin American (LATAM) mining company. This MainLine system is expected to be delivered to the new customer during the fourth quarter of 2023. Foresight owns 10.2% of Rail Vision’s outstanding share capital.

“We have now expanded our global footprint into the massive LATAM market with this purchase order from a leading multinational mining company,” said Shahar Hania, CEO of Rail Vision. “This is the second major mining company to use Rail Vision’s innovative AI-enabled obstacle detection solutions, strengthening our foothold in an attractive market segment. We are confident that our MainLine system will bring significant value to this customer by enhancing their safety and operational efficiency,” Mr. Hania concluded.

The MainLine system, designed to overcome the challenges of the modern train industry, supports operators in identifying potential obstacles on the tracks, such as people, rocks, debris, and vehicles, at a distance of up to two kilometers (1.2 miles), even in challenging weather and light conditions, improving the safety of train operations, preventing collisions, and reducing downtime. Rail Vision’s products combine sensitive imaging sensors with artificial intelligence and deep learning technologies to detect and classify obstacles on and near the tracks generating real-time visual and acoustic alerts for the driver and the operator’s command-and-control center.

The LATAM mining company will benefit from Rail Vision’s robust MainLine Advance Driver Assistance System (ADAS) which uses high-end electro-optical sensors, machine learning algorithms, and edge computing capabilities to improve the safety of train operations, providing them with accurate and timely information to make informed decisions. Rail Vision will also provide supervision, guidance, and training services as part of the purchase order. This comprehensive approach ensures that the MainLine system is seamlessly integrated into the customer’s existing infrastructure and operations, minimizing disruption and downtime during implementation.

About Rail Vision Ltd.

Rail Vision is a technology company that is seeking to revolutionize railway safety and the data-related market. The Company has developed cutting-edge, artificial intelligence based, industry-leading technology specifically designed for railways. The Company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information please visit https://www.railvision.io/

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the benefits of its, and Rail Vision’s, technology and products and the expected timing of the delivery of the MainLine system. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654